FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of April, 2003

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

               24 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F      X         Form:40-F_______
               -

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OF FURNISHED.


                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which is attached hereto and incorporated by reference herein:

1. Press Release: RADCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2003. Dated April 28, 2003.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     Radcom Ltd.
                                                     (Registrant)

Dated: April 29, 2003                                By: /s/David Zigdon
                                                         -----------------------
                                                         David Zigdon
                                                         Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number             Description of Exhibit

10.1 Press Release: RADCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2003. Dated April 28, 2003.



                                  EXHIBIT 10.1



Contact:
David Zigdon, CFO
(972) 3-6455004
davidz@radcom.com


              RADCOM REPORTS RESULTS FOR THE FIRST QUARTER OF 2003


         TEL-AVIV,  Israel--April  28,  2003-- RADCOM Ltd.  (RADCOM)  (NASDAQ:
RDCM) today announced financial results for the first quarter ended March 31, 2003.

         Revenues for the first quarter of 2003 were $1,600,000 compared to $4,405,000 for the first quarter of 2002. Net loss for the first quarter of 2003 was $(3,180,000), or $(0.30) per ordinary share, compared to $(1,291,000), or
$(0.12) per ordinary share, for the first quarter of 2002. The net loss included an inventory write-off of $960,000 (recorded in Cost of Sales) to reflect the reduced value of some of the Company's products and components caused by changing market conditions during the first quarter of 2003.. Excluding the inventory write-off, the non-GAAP net loss for the first quarter of 2003 was $(2,220,000), or $(0.21) per ordinary share.

         Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "The weakness of our first quarter revenues was due primarily to a timing gap between the phase-out of older ATM/Frame Relay products and the phase-in of next-generation ones, together with the continued worldwide decline of ATM/Frame Relay markets. In light of the effect of this environment on our first quarter sales, we have lowered the value of some of our inventory of product lines and components.

         "In parallel, we have launched an exciting new product, the Cellular
Performer. This is a breakthrough solution for the monitoring and analysis needs of cellular equipment vendors and operators. We are delighted with initial market reception and anticipate that this product should generate revenues during the second quarter.

         "To achieve the full sales potential of the Cellular Performer together with that of the VoIP Performer and all our converged network product lines, we have stepped up our direct sales efforts and Key Account strategies. An important marketing advantage is the rapid application development capability afforded by our now-complete Next Generation analysis platform, the focus of our R&D efforts over the past two years. This flexible technology platform enables us to quickly respond to the dynamic needs of our customers with comprehensive application-specific solutions. We believe this is a competitive advantage that positions us to grow in step with Next Generation markets."


         A teleconference to discuss the quarter will be held on Tuesday, April
29, 2003, at 9:00 a.m. ET. A live broadcast is available through the Company's website: www.radcom.com

                                       ###


RADCOM REPORTS/2


RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in a line of high-quality, integrated, multitechnology WAN/LAN test solutions as well as unique performance measurement solutions for VoIP and cellular converged networks. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. RADCOM's customers include Cisco, Lucent, Ericsson, Nokia, Motorola, AT&T, MCI Worldcom,
Sprint, British Telecom, Deutsche Telecom and Telstra.

Certain statements made herein that use the words "estimate," "project,"
"intend," "expect, "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities
Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.



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RADCOM REPORTS/3

                                                           RADCOM Ltd.
                                                   Consolidated Statements of Operations
                                               (1000's of U.S. dollars, except per share data)

                                                      Three months ended March 31,

                                                     2003           2002

                                                 -------------------------------
                                                    Unaudited     Unaudited
                                                 -------------------------------


Sales                                        $   1,600              $   4,405

Cost of sales                                    1,621                  1,504
                                          --------------------------------------
Gross profit (loss)                               (21)                  2,901


Research and development, gross                  1,417                  1,757

Less - royalty-bearing participation               451                    450
                                          --------------------------------------
Research and development, net                      966                  1,307


Sales and marketing                              1,822                  2,495


General and administrative                         393                    453
                                          --------------------------------------

Total operating expenses                         3,181                  4,255
                                          --------------------------------------

Operating loss                                  (3,202)                (1,354)


Financing income, net                               22                     63
                                          --------------------------------------

Net loss                                        (3,180)                (1,291)
                                          ======================================

Basic loss per ordinary share                $   (0.30)             $   (0.12)
                                          ======================================
Weighted average number of
        Ordinary shares (basic)              10,492,050             10,492,050



                          (Additional table to follow)





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




  RADCOM REPORTS/4
                                                                                                 RADCOM Ltd.
                                                                                          Consolidated Balance Sheets
                                                                                            (1000's of U.S. dollars)

                                                                                As of March 31, 2003       As of December 31, 2003
                                                                                     (unaudited)                    (audited)




  Current Assets

       Cash and cash equivalents                                                    5,379                    7,207

       Short-term bank deposits                                                     3,016                    3,006
       Trade receivables, net                                                       1,614                    2,983
       Inventories and inventory prepayments                                        1,910                    2,182
       Other current assets                                                           771                      601

                                                                                ----------------------------------------------------
  Total Current Assets                                                             12,690                   15,979

                                                                                ----------------------------------------------------

  Assets held for severance benefits                                                1,293                    1,187
                                                                                ----------------------------------------------------



  Property and equipment, net                                                       2,056                    2,263
                                                                                ----------------------------------------------------


  Total Assets                                                                     16,039                   19,429

                                                                                ====================================================

  Liabilities and Shareholders' Equity
  Current Liabilities
       Trade payables                                                               1,144                    1,276
       Other payables and accrued expenses                                          3,751                    3,996

                                                                                ----------------------------------------------------
  Total Current Liabilities                                                         4,895                    5,272

                                                                                ----------------------------------------------------


  Liability for employees severance pay benefits                                    1,948                    1,813

                                                                                ----------------------------------------------------

  Total Liabilities                                                                 6,843                    7,085

                                                                                ----------------------------------------------------

  Shareholders' Equity
       Share capital                                                                   57                       57
       Additional paid-in capital                                                  38,178                   38,146
       Accumulated deficit                                                       (29,039)                 (25,859)

                                                                                ----------------------------------------------------
  Total Shareholders' Equity                                                        9,196                   12,344

                                                                                ----------------------------------------------------

  Total Liabilities and Shareholders' Equity                                       16,039                   19,429
                                                                                ====================================================


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